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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3/A
Rule 13e-3 Transaction Statement
under the Securities Exchange Act of 1934
Amendment No. 6

TouchTunes Music Corporation
(Name of the Issuer)

TouchTunes Music Corporation
Techno Expres S.A.
Caisse de Depot et Placement du Quebec
Lothian Partners 27 SARL
(Names of Persons Filing Statement)

Class A voting common stock of
TouchTunes Music Corporation, par value $0.001 per share
(Title of Class of Securities)

878 462 10 0
(CUSIP Number of Class of Securities)

John Perrachon
TouchTunes Music Corporation
1800 East Sahara Avenue
Suite 107
Las Vegas, Nevada 89104
(702)-792-7405
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check appropriate box):

a.	☒	The filing of solicitation materials or an information statement to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Check the following box if the filing is a final amendment reporting results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$360,000.00	$72.00

The above transaction value assumes that in connection with the reverse stock split described in this Schedule 13e-3 TouchTunes Music Corporation will use a ratio of one to 2,000 and purchase fractional interests equivalent to approximately 720,000 pre-split shares of Class A voting common stock, par value $0.001 per share, of the corporation for $0.50 per share.	The above filing fee was determined by multiplying 0.0002 by the transaction value stated opposite.
* Set forth the amount on which the filing fee is calculated and state how it was determined.

☒    Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
$72.00

Form or Registration No.:
Schedule 13E-3

Filing Party:
TouchTunes Music Corporation

Date Filed:
February 12, 2004

This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed jointly by TouchTunes Music Corporation ("TouchTunes"), Techno Expres S.A. ("Techno Expres"), Caisse de Depot et Placement du Quebec ("CDPQ"), and Lothian Partners 27 SARL ("Lothian").

The information contained herein concerning TouchTunes was provided by TouchTunes. The information contained herein concerning Techno Expres, CDPQ, and Lothian was provided by Techno Expres, CDPQ, and Lothian, respectively. In filing this transaction statement, each filing person is relying on the accuracy of the information provided by each other filing person and has undertaken no independent investigation to confirm the accuracy thereof.

ITEM NO.	REQUIRED INFORMATION
ITEM 1.	SUMMARY TERM SHEET (Item 1001 of Regulation M-A).
The Summary Term Sheet is incorporated herein by reference to the Item "Summary Term Sheet" on page 2 of the proxy statement to stockholders which is incorporated herein by reference to the proxy statement of TouchTunes attached as an exhibit to the Schedule 14A, dated August 3, 2005 (the "Proxy Statement").
ITEM 2.	SUBJECT COMPANY INFORMATION (Item 1002 of Regulation M-A).
	(a)	Name and address. TouchTunes's name and address information is incorporated herein by reference to the Item "The Corporation" on page 16 of the Proxy Statement.
	(b)	Securities. Information regarding TouchTunes's securities is incorporated herein by reference to the Item "The Corporation" on page 16 of the Proxy Statement.
	(c)	Trading market and price. Trading market and price information is incorporated herein by reference to the Item "The Corporation" on page 16 of the Proxy Statement.
	(d)	Dividends. Information regarding dividends is incorporated herein by reference to the Item "The Corporation" on page 16 of the Proxy Statement.
	(e)	Prior public offerings. Information regarding prior public offering is incorporated herein by reference to the Item "The Corporation" on page 16 of the Proxy Statement.
	(f)	Prior stock purchases. Information regarding prior stock purchases is incorporated herein by reference to the Item "The Corporation" on page 16 of the Proxy Statement.
ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON (paragraphs (a) through (c) of Item 1003 of Regulation M-A).
(a)
Name and address. TouchTunes's name and address information is incorporated herein by reference to the Item "The Corporation" on page 16 of the Proxy Statement. Techno Expres's, CDPQ's and Lothian's name and address information is incorporated herein by reference to the Item "Other Filing Persons" beginning on page 23 of the Proxy Statement.
(b)
Business and background of entities. Information regarding TouchTunes's business and background information is incorporated herein by reference to the Item "The Corporation" on page 16 of the Proxy Statement. Information regarding Techno Expres's, CDPQ's and Lothian's business and background is incorporated by reference to the Item "Other Filing Persons" beginning on page 23 of the Proxy Statement.
(c)
Business and background of natural persons. Information regarding business and background of natural persons is incorporated herein by reference to the Item "Executive Officers, Directors and Affiliates" beginning on page 20 of the Proxy Statement and to the Item "Other Filing Persons" beginning on page 23 of the Proxy Statement.

ITEM NO.	REQUIRED INFORMATION
ITEM 4.	TERMS OF THE TRANSACTION (paragraphs (a) and (c) through (f) of Item 1004 of Regulation M-A).
(a)
Material terms. Information regarding the material terms of the going private transaction is incorporated herein by reference to the Item "The Transaction — Material Terms" on pages 29-32 of the Proxy Statement.
(b)
Different terms. Information regarding different terms in connection with the going private transaction is incorporated herein by reference to the Item "The Transaction — Material Terms" on pages 29-32 of the Proxy Statement.
(c)
Appraisal rights. Information regarding appraisal rights in connection with the going private transaction is incorporated herein by reference to the Item "The Transaction — Appraisal Rights" on page 41 of the Proxy Statement.
(d)
Provisions for unaffiliated security holders. Information regarding provisions for unaffiliated security holders is incorporated herein by reference to the Item "Summary Term Sheet — Approvals" beginning on page 5 of the Proxy Statement.
	(e)	Eligibility for listing or trading. Not applicable.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS (paragraphs (a) through (c) and (e) of Item 1005 of Regulation M-A).
	(a)	Transactions. Information regarding corporate transactions is incorporated herein by reference to the Item "Capital Restructuring" beginning on page 41 of the Proxy Statement.
	(b)	Significant corporate events. Information regarding significant corporate events is incorporated herein by reference to the Item "Capital Restructuring" beginning on page 41 of the Proxy Statement.
(c)
Negotiations or contacts. Information regarding corporate negotiations and contacts is incorporated herein by reference to the Item "Special Factors — Offers, Negotiations or Contacts" beginning on page 14 of the Proxy Statement.
(d)
Agreements involving the subject company's securities. Information regarding agreements involving the subject corporation's securities is incorporated herein by reference to the Item "Capital Restructuring" beginning on page 41 of the Proxy Statement.

ITEM NO.	REQUIRED INFORMATION
ITEM 6.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS (paragraphs (b) and (c)(1) through (8) of Item 1006 of Regulation M-A).
(a)
Use of securities acquired. Information regarding the use of the securities to be acquired in the going private transaction is incorporated herein by reference to the Item "The Transaction — Material Terms" and "— Purpose" on pages 29-31 of the Proxy Statement.
(b)
Plans. Information regarding TouchTunes's plans in connection with the going private transaction is incorporated herein by reference to the Item "The Transaction — Purpose" on page 31 of the Proxy Statement.
ITEM 7.	PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS (Item 1013 of Regulation M-A).
	(a)	Purposes. Information regarding the purposes of the going private transaction is incorporated herein by reference to the Item "The Transaction — Purpose" on page 31 of the Proxy Statement.
	(b)	Alternatives. Information regarding alternatives to the going private transaction is incorporated herein by reference to the Item "The Transaction — Alternatives" on page 31 of the Proxy Statement.
	(c)	Reasons. Information regarding the reasons to the going private transaction is incorporated herein by reference to the Item "The Transaction — Reasons" on pages 31-32 of the Proxy Statement.
	(d)	Effects. Information regarding the effects of the going private transaction is incorporated herein by reference to the Item "The Transaction — Effects" on page 32 of the Proxy Statement.

ITEM NO.	REQUIRED INFORMATION
ITEM 8.	FAIRNESS OF THE TRANSACTION (Item 1014 of Regulation M-A).
(a)
Fairness. Information regarding the fairness of the going private transaction is incorporated herein by reference to the Item "Special Factors — Fairness of the Transaction" on pages 6-15 of the Proxy Statement.
(b)
Factors considered in determining fairness. Information regarding the factors considered in determining the fairness of the going private transaction is incorporated herein by reference to the Item "Special Factors — Fairness of the Transaction" on pages 6-15 of the Proxy Statement.
(c)
Approval of security holders. Information regarding the approval of security holders of the going private transaction is incorporated herein by reference to the Item "Summary Term Sheet — Approvals" on pages 5-6 of the Proxy Statement.
(d)
Unaffiliated representative. Information regarding unaffiliated representatives in connection with the going private transaction is incorporated herein by reference to the Item "Summary Term Sheet — Approvals" on pages 5-6 of the Proxy Statement.
(e)
Approval of directors. Information regarding the approval by directors of the going private transaction is incorporated herein by reference to the Item "Special Factors — Fairness of the Transaction" on pages 6-15 of the Proxy Statement.
	(f)	Other offers. Information regarding other offers is incorporated herein by reference to the Item "Special Factors — Offers, Negotiations or Contacts" on pages 15-16 of the Proxy Statement.
ITEM 9.	REPORTS, OPINIONS, APPRAISALS, AND CERTAIN NEGOTIATIONS (Item 1015 of Regulation M-A).
(a)
Reports, opinions, or appraisals. Information regarding reports, opinions, or appraisals in connection with the going private transaction is incorporated herein by reference to the Item "Special Factors — Reports, Opinions or Appraisals" on pages 8-14 of the Proxy Statement.
(b)
Preparer and summary of the report, opinion, or appraisal. Information regarding preparers and summaries of reports, opinions or appraisals in connection with the going private transaction is incorporated herein by reference to Item "Special Factors — Reports, Opinions or Appraisals" on pages 8-14 of the Proxy Statement.
(c)
Availability of documents. Information regarding availability of reports, opinions or appraisals in connection with the going private transaction is incorporated herein by reference to Item "Special Factors — Reports, Opinions or Appraisals" on pages 8-14 of the Proxy Statement.

ITEM NO.	REQUIRED INFORMATION
ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION (Item 1007 of Regulation M-A).
(a)
Source of funds. Information regarding the sources of funds for the going private transaction is incorporated herein by reference to the Item "Source and Amount of Funds or Other Consideration" on page 41 of the Proxy Statement.
	(b)	Conditions. Not applicable.
(c)
Expenses. Information regarding expenses in connection with the going private transaction is incorporated herein by reference to the Item "Source and Amount of Funds or Other Consideration" on page 41 of the Proxy Statement.
	(d)	Borrowed funds. Not applicable.
ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY (Item 1008 of Regulation M-A).
(a)
Securities ownership. Information regarding ownership of corporation's securities is incorporated herein by reference to the Item "Beneficial Ownership — Security Ownership of Certain Beneficial Owners and Management" on pages 54-56 of the Proxy Statement.
(b)
Securities transactions. Information regarding transactions in TouchTunes's securities is incorporated herein by reference to the Item "Beneficial Ownership — Security Ownership of Certain Beneficial Owners and Management" on pages 54-56 of the Proxy Statement.
ITEM 12.	THE SOLICITATION OR RECOMMENDATION (paragraphs (d) and (e) of Item 1012 of Regulation M-A).
	(a)	Intent to tender or vote in a going private transaction. Not applicable.
	(b)	Recommendations of others. Not applicable.
ITEM 13.	FINANCIAL STATEMENTS (paragraphs (a) and (b) of Item 1010 of Regulation M-A).
(a)
Financial information. The audited financial statements of TouchTunes for the two fiscal years required to be filed with TouchTunes's most recent annual report under the Exchange Act are incorporated herein by reference from pages F1 to F25 of TouchTunes's Annual Report on Amended Form 10-K for the year ended December 31, 2004.
	(b)	Pro forma information. Not applicable.

ITEM NO.	REQUIRED INFORMATION
ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED (Item 1009 of Regulation M-A).
	(a)	Solicitations or recommendations. Not applicable.
(b)
Employees and corporate assets. Other than the employees and officers of TouchTunes employed and assets of the corporation used in connection with the proposal, analysis, consideration, approval and execution of the Proposed Transaction, no employee, officer, or asset of the corporation has been or will be used in connection with the Proposed Transaction.
ITEM 15.	ADDITIONAL INFORMATION (paragraph (b) of Item 1011 of Regulation M-A).
(b)
Other material information. Copies of any information incorporated in this Schedule 13E-3 by reference to any other document filed by TouchTunes with the Securities and Exchange Commission may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of such documents may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is "www.sec.gov." TouchTunes will also make copies of such documents available to stockholders upon written request to TouchTunes's headquarters.

ITEM NO.	REQUIRED INFORMATION
ITEM 16.	EXHIBITS (paragraphs (a) through (d), (f), and (g) of Item 1016 of Regulation M-A).
	(a)	(1)	Proxy statement sent to security holders of TouchTunes Music Corporation in connection with the going private transaction (incorporated herein by reference to the Proxy Statement).
	(a)	(2)
Press release of TouchTunes Music Corporation relating to going private transaction, dated December 3, 2003 (incorporated herein by reference to Exhibit 99.1 to the current report of TouchTunes on Form 8-K dated December 3, 2003).
	(b)		Not applicable.
(c)
Business due diligence report in respect of TouchTunes Music Corporation, dated November 29, 2004, prepared by A.T. Kearney; and business due diligence report in respect of TouchTunes Music Corporation, dated December 20, 2004, prepared by A.T. Kearney. Pursuant to 17 CFR 240.24b-2, confidential information has been omitted from each such report and has been filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.
(d)
Amended and restated voting trust and limited shareholders agreement, dated June 10, 2003, among Techno Expres S.A., Caisse de Depot et Placement du Quebec, Societe Innovatech du Grand Montreal, and TouchTunes Music Corporation (incorporated by reference to Exhibit 9.1 to the quarterly report of the corporation on Form 10-QSB for the quarterly period ended June 30, 2003).
	(f)		Statement of appraisal rights of security holders of TouchTunes Music Corporation in connection with going private transaction (incorporated by reference to Annex A to the Proxy Statement).
	(g)		Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete, and correct.

TOUCHTUNES MUSIC CORPORATION
Dated: August 3, 2005
	By:	/s/ MATTHEW CARSON Matthew Carson Vice President Finance and Chief Financial Officer
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
	By:	/s/ ERIC LEGAULT Eric Legault Investment Analyst
	By:	/s/ PIERRE PHARAND Pierre Pharand Vice-President
TECHNO EXPRES S.A.
	By:	/s/ GUY NATHAN Guy Nathan President director general
LOTHIAN PARTNERS 27 SARL
	By:	/s/ MATTHIJS BOGERS Matthijs Bogers Eurolex Management SA Manager (Gérant)

EXHIBIT INDEX

Exhibit Number	Description
99.1	Business due diligence report in respect of TouchTunes Music Corporation, dated November 29, 2004, prepared by A.T. Kearney
99.2	Business due diligence report in respect of TouchTunes Music Corporation, dated December 20, 2004, prepared by A.T. Kearney

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SIGNATURE
EXHIBIT INDEX